March 26, 2015

VIA EDGAR CORRESPONDENCE

Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Thrivent Mutual Funds and Thrivent Series Funds, Inc. Annual Reports

Dear Mr. Long:

On March 6, 2015, you asked certain questions based on a review of the annual reports of Thrivent Mutual Funds (“TMF”) and Thrivent Series Fund, Inc. (“TSF” and, together with TMF, the “Registrants”). The following is a description of the questions presented and the Registrants’ responses.

1) In the Statement of Assets and Liabilities there are no adviser fees payable or fees payable to the Registrants’ trustee/directors. Please determine whether payables are presented consistent with Rule 6-04 of Regulation S-X.

Going forward, the Registrants will separately state the payable amounts for investment advisory fees, service fees, trustees’/directors’ fees, and trustees’/directors’ deferred compensation to ensure compliance with Rule 6-04.

2) Thrivent Natural Resources Fund reported a return of capital distribution for the year ended December 31, 2013. Please confirm whether the fund complied with Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Section 19(a)(1) of the 1940 Act prohibits a registered investment company from making any dividend payment or distribution in the nature of a dividend payment from any source other than such company’s accumulated undistributed net income or net income, unless such payment is accompanied by a written statement which adequately discloses the source or sources of such payment. Rule 19a-1 under the 1940 Act provides the requirements for the written statement that accompanies the payment.

TMF sent a written Rule 19a-1 notice to shareholders with the December 2013 return of capital distribution, and such notice included an estimated return of capital amount. In addition, TMF communicated the final return of capital amounts to shareholders in the December 31, 2013 annual report. Also, TMF also posted Form 8937 to Thrivent.com, which provided the details of the return of capital. Finally, shareholders received the correct information on their Forms 1099 issued in February 2014. Through these communications, TMF believes it complied with Rule 19a-1.

3) Thrivent Limited Maturity Bond Fund has Level 3 securities for which additional quantitative and sensitivity analysis is typically disclosed under certain situations. Please explain why this analysis was not incorporated in the annual report.

ASU 2011-04 Fair Value Measurement (Topic 820) requires companies to provide quantitative information about the significant unobservable inputs used in their Level 3 measurements, in addition to describing their valuation processes related to these measurements and the sensitivity of their recurring Level 3 measures to changes in the unobservable inputs disclosed.

The Registrants have a materiality policy for the additional disclosures related to Level 3 securities. The Registrants report Level 3 Roll Forward Tables, along with quantitative and qualitative disclosures, if the ending value of any one Level 3 security category is over 1%, or if more than one category, the total value is over 3%, of total market value of investments for that fund.

As of October 31, 2014, the market value of the Level 3 securities in Thrivent Limited Maturity Bond Fund was below the materiality threshold (there were four separate categories totaling 1.25% of the total market value with no one category above 1%), and therefore the additional disclosures were not made.

4) The Financial Highlights for Thrivent Partner Small Cap Growth Fund state that the portfolio turnover rate for the fund was 438% for the fiscal year ended October 31, 2014, after being 84% for the fiscal year ended October 31, 2013. Please confirm whether the fund complied with Item 16(e) of Form N-1A by explaining the variation in its registration statement.

The fund did comply with Item 16(e) of Form N-1A by discussing the significant variation in the fund’s portfolio turnover rates in its Statement of Additional Information dated February 27, 2015. However, the fund subsequently discovered that the portfolio turnover rate for the fiscal year ended October 31, 2014 was calculated incorrectly. As a result, the fund filed a supplement to its prospectus on March 19, 2015 notifying shareholders that the fund’s portfolio turnover rate was 94% for the fiscal year ended October 31, 2014.

The Registrants hereby acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer